EXHIBIT 99.3
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                           National Fire Data Center

                                 NFDC Statistic

Fire kills thousands of Americans each year, injures hundreds of thousands, destroys billions of dollars in property, and costs tens of billions of dollars overall, but mayors and city managers, school officials, the media, and the general public still are largely unaware of the magnitude of these numbers. Their lack of awareness and failure to realize the seriousness of fire to communities and the country are factors in keeping the U.S. fire problem one of the worst in the world per capita.

The NFDC collects, analyzes and publishes statistical information to provide the fire service and others with an overview of the fire problem that can motivate corrective action. This information can also be used to select priorities and help target fire programs, serve as a model for state and local analyses of fire data, and provide a baseline for evaluating programs.

The primary source of the data used is the National Fire Incident Reporting System (NFIRS). Nearly 14,000 fire departments participate. Data are also compiled from the National Fire Protection Association (NFPA), National Center for Health Statistics, and Consumer Product Safety Commission.